April 14, 2026

Leah Stearns
Chief Financial Officer
Copart, Inc.
14185 Dallas Parkway Suite 300
Dallas Texas 75254

       Re: Copart, Inc.
           Form 10-K for the Fiscal Year Ended July 31, 2025
           File No. 000-23255
Dear Leah Stearns:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended July 31, 2025
Index to Consolidated Financial Statements
Note 14. Segments and Other Geographic Reporting, page 80

1. Please tell us how your disclosure complies with the requirement to disclose how the chief operating decision maker uses your reported measures of segment profit or loss in assessing segment performance and deciding how to allocate resources pursuant to ASC
       280-10-50-29.f. Refer to ASC 280-10-55-47.bb for guidance.
2. Please confirm that the expenses presented are the significant segment expenses provided to your chief decision maker, and consider labeling the expenses as significant segment expenses or other segment items. See ASC 280-10-50-26A and 26B.
 April 14, 2026
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Aamira Chaudhry at 202-551-3389 or Theresa Brillant at 202-551-3307
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services